Exhibit 99.3

BROKER ADDRESS 123 ANY STREET ANY CITY/PROVINCE A1A 1A1 LOGO HERE 1 OF 2 S91970-81 010 E: C S:3 E:2 1/1 M A:A V: 1 JOHN A. SAMPLE 123 ANY STREET ANYCITY PR A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX PROXY FORM Annual Meeting Boyd Group Services Inc. WHEN: Wednesday, May 13, 2026 at 1:00 pm CDT WHERE: www.virtualshareholdermeeting.com/BOYD2026 STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW. BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. G-V502122020 CONTROL NO.: PROXY DEPOSIT DATE: May 12, 2026 at 1:00 pm CDT The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. INSTRUCTIONS: 1. This Form of Proxy is solicited by and on behalf of management of the issuer. 2. You have the right to appoint a person, who need not be a shareholder, other than the person(s) specified on the other side of this form to attend and act on your behalf at the Meeting. If you wish to appoint a person: • Write the name of your designate on the “Appointee” line and provide a unique APPOINTEE IDENTIFICATION NUMBER for your Appointee to access the Virtual Meeting in the space provided on the other side of this form, sign and date the form, and return it by mail, or • Go to ProxyVote.com and insert the name of your designate in the “Change Appointee(s)” section and provide a unique APPOINTEE IDENTIFICATION NUMBER on the voting site for your Appointee to access the Virtual Meeting. You MUST provide your Appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter. IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER AND PROVIDE IT TO YOUR APPOINTEE, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING. 3. This Form of Proxy confers discretionary authority to vote on amendments or variations to the matters identified in the notice of the Meeting and with respect to other matters that may properly be brought before the Meeting or any adjournment or postponement thereof. This Form of Proxy will not be valid and not be acted upon or voted unless it is completed and delivered as outlined herein. 4. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Form of Proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this Form of Proxy with signing capacity stated may be required. 5. In order to expedite your vote, you may use the Internet or a touch-tone telephone, and entering the control number noted above. The Internet or telephone voting service is not available on the day of the Meeting. The telephone system cannot be used if you designate another person to attend on your behalf. If you vote by Internet or telephone, do not mail back this Form of Proxy. 6. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the shareholder. 7. This Form of Proxy will be voted as directed by the shareholder. If no voting preferences are indicated on the reverse, this Form of Proxy will be voted as recommended on the reverse of this form or as stated in the management proxy circular, except in the case of your appointment of an Appointee. 8. Unless prohibited by law or you instruct otherwise, your Appointee(s) will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, and the name and position of the person giving voting instructions on behalf of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. This Form of Proxy should be read in conjunction with the accompanying management proxy circular. PLEASE SEE OVER

PROXY FORM Boyd Group Services Inc. 90 MEETING TYPE: Annual Meeting MEETING DATE: Wednesday, May 13, 2026 at 1:00 pm CDT RECORD DATE: March 24, 2026 PROXY DEPOSIT DATE: May 12, 2026 at 1:00 pm CDT CUID: ACCOUNT NO: CUSIP: CONTROL NO.: STEP 2 APPOINT A PROXY (OPTIONAL) APPOINTEE(S): Brian Kaner, President & Chief Executive Officer, and a Director of BGSI, or failing him, Jeff Murray, Executive Vice-President, Chief Financial Officer, and the Secretary-Treasurer of BGSI Change Appointee If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES for your Appointee to access the Virtual Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com. You MUST provide your Appointee the EXACT NAME and an EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Virtual Meeting. Appointees can only be validated at the Virtual Meeting using the EXACT NAME and EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER you enter below. CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER PLEASE PRINT APPOINTEE NAME INSIDE THE BOX FOR YOUR APPOINTEE MAXIMUM 22 CHARACTERS—PLEASE PRINT CLEARLY MUST BE EIGHT CHARACTERS IN LENGTH—PLEASE PRINT CLEARLY E-R1 STEP 3 COMPLETE YOUR VOTING DIRECTIONS ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “ ” PER ITEM IN BLACK OR BLUE INK) ELECTION OF DIRECTORS: 03 As to the Resolution to vote on an advisory resolution on BGSI’s approach to FOR AGAINST FOR AGAINST executive compensation: 1A Election of Director: David Brown 1B Election of Director: Brock Bulbuck 04 As to the Resolution to set the number of directors at nine (9): FOR AGAINST FOR AGAINST 1C Election of Director: Robert Espey *NOTE* The Company does not expect there will be more nominees for FOR AGAINST director than positions to be filled. However, should that occur, all AGAINST votes will be treated as votes to WITHHOLD from the election of the relevant nominee(s) and the nine nominees for director who receive the highest number of votes FOR election will be elected as directors. Votes that are withheld will 1D Election of Director: Christine Feuell not be included in the vote tally for the election of directors and will not affect FOR AGAINST the results of the vote. 1E Election of Director: John Hartmann FOR AGAINST 1F Election of Director: Brian Kaner FOR AGAINST 1G Election of Director: Violet Konkle FOR AGAINST 1H Election of Director: William Onuwa FOR AGAINST 1I Election of Director: Sally Savoia FOR AGAINST STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED 02 As to the Resolution to appoint Deloitte LLP, Chartered Accountants, the auditors of BGSI for the fiscal year ending December 31, 2026 and thereafter FOR WITHHOLD until the close of the Annual Meeting of shareholders of BGSI next following and authorizing the Board of Directors to fix the auditors’ remuneration: SIGNATURE(S) *INVALID IF NOT SIGNED* M M D D Y Y